UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

NOTE: This filing is intended to cancel the Form N-8A filed in error on December 1, 2020.

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Atlas U.S. Tactical Income Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-23623

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
c/o Atlas Asset Management, LLC Buchanan Office Center Road 165 #40, Suite 201 Guaynabo, Puerto Rico 00968

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Kevin R. Bettsteller, Esq. DLA Piper LLP (US) 2000 Avenue of the Stars Suite 400 North Tower Los Angeles, CA 90067 (310) 595-3115

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:
Atlas Asset Management, LLC Buchanan Office Center Road 165 #40, Suite 201 Guaynabo, Puerto Rico 00968 (787) 781-1301

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Puerto Rico

11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Atlas Asset Management, LLC Buchanan Office Center Road 165 #40, Suite 201 Guaynabo, Puerto Rico 00968

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Oriental Financial Services Corp. 254 Ave. Luis Muñoz Rivera San Juan, PR 00918

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes   ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

The Form N-8A creating this registrant was filed in error. Atlas U.S. Tactical Income Fund, Inc. currently operates as a mutual fund investment company registered under the Puerto Rico Investment Companies Act of 2013, as amended, while relying on the exemption granted under Section 6(a)(1) of the Investment Company Act of 1940, as amended (the “ICA)”.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

See response to 16(a), above. The fund has not made a public offering of its securities under the ICA .

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐ Yes                            ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐ Yes                            ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐ Yes                            ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                            ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                            ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes                            ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                            ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐ Yes                            ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                            ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                            ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                            ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                            ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒ Yes                            ☐ No

If Yes, describe the nature and extent of those activities:

Atlas U.S. Tactical Income Fund, Inc. will continue to operate as a mutual fund investment company registered under the Puerto Rico Investment Companies Act of 2013, as amended, while relying on the exemption granted under Section 6(a)(1) of the Investment Company Act of 1940, as amended. The registration statement under the ICA was filed prematurely in error. The fund will register under the ICA prior to the effective date of the rescission of the exemption under Section 6(a)(1) of the ICA.

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the
Investment Company Act of 1940 on behalf of		Atlas U.S. Tactical Income Fund, Inc.
(Name of Fund)
(ii) he or she is the	President
(Title)
of	Atlas U.S. Tactical Income Fund, Inc.	and (iii) all actions by shareholders, directors, and any other body
(Name of Fund)

necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Paul Hopgood
Paul Hopgood
President